UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

Form 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 or 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported) January 13, 2003

ATLANTIC CITY ELECTRIC COMPANY
(Exact name of registrant as specified in its charter)

New Jersey	1-3559	21-0398280
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

800 King Street, P.O. Box 231, Wilmington, Delaware	19899
(Address of principal executive offices	(Zip Code)

Registrant's telephone number, including area code (302) 429-3018

(Former Name or Former Address, if Changed Since Last Report)

Item 5. Other Events.

Exhibit 99, attached hereto, is hereby incorporated by reference.

Item 7. Financial Statements and Exhibits.

(c) Exhibits

Exhibit No.	Description of Exhibit	Reference
99	Press Release of Pepco Holdings, Inc. dated as of January 13, 2003	Filed herewith.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ATLANTIC CITY ELECTRIC COMPANY
(Registrant)

By: A. W. WILLIAMS
Andrew W. Williams
Chief Financial Officer

January 13, 2003
DATE